Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2012	Twelve Months Ended September 30, 2012	2011	2010	2009	2008	2007
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,343	$1,381	$1,362	$1,394	$503	$1,364	$977
Fixed charges as defined	339	397	388	412	416	369	357
Capitalized interest	—	—	—	—	—	—	(4)
Preference security dividend requirement	(20)	(27)	(27)	(27)	(24)	(26)	(25)

Total earnings, as defined	$1,662	$1,751	$1,723	$1,779	$895	$1,707	$1,305

Fixed charges, as defined:
Interest charges	$309	$356	$346	$368	$376	$330	$320
Preference security dividend requirement	20	27	27	27	24	26	25
Rental interest factor	10	14	15	17	16	13	12

Total fixed charges, as defined	$339	$397	$388	$412	$416	$369	$357

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.90	4.41	4.44	4.32	2.15	4.63	3.66